Exhibit (a)(1)(iv)

Form of Letter from the Company to Convertible Debenture Holders in Connection with the Exchange to the Convertible Debentures

John Farlinger

7887 East Belleview Avenue, Suite 240

Denver, Colorado 80111

[DATE]

[SHAREHOLDER NAME/ADDRESS]

Dear Shareholder:

This letter serves to inform you that Assure Holdings Corp. (the “Company”) has received and accepted for exchange your tender of convertible debentures to shares of common stock of the Company (the “Convertible Note Exchange Offer”),.

You will be issued a Convertible Note Exchange Offer, entitling you to convert your Convertible Debenture into shares of common stock in the Company.

If you have any questions (or wish to request a copy of your Convertible Debenture), please contact the Company at 720-287-3093.

Sincerely,

Assure Holdings Corp.